Exhibit 99.1

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of
	Notes	December 31, 2020	June 30, 2021
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		356,115	102,854	15,930
Restricted cash		115	164,356	25,456
Derivative assets		100	1,905	295
Short-term investments	12	80,000	30,000	4,646
Accounts and notes receivable, net of allowances of RMB43,820 and RMB39,420 (US$6,105) as of December 31, 2020 and June 30, 2021, respectively	3	44,886	38,140	5,907
Prepayments and other current assets	4	49,013	51,467	7,971

Total current assets		530,229	388,722	60,205

Non-current assets:
Property and equipment, net		73,522	75,486	11,691
Intangible assets, net		9,519	7,555	1,170
Long-term investments	5	168,526	167,979	26,017
Other non-current assets		5,631	2,921	452

Total non-current assets		257,198	253,941	39,330

Total assets		787,427	642,663	99,535

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of
	Notes	December 31, 2020	June 30, 2021
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loan		—	150,000	23,232
Accounts payable (including accounts payable of the variable interest entity (“VIE”) without recourse to the Company of RMB16,564 and RMB13,268 (US$2,055) as of December 31, 2020 and June 30, 2021, respectively)		16,592	13,659	2,116
Deferred revenue and customer deposits (including deferred revenue and customer deposits of the VIE without recourse to the Company of RMB104,681 and RMB102,198 (US$15,828) as of December 31, 2020 and June 30, 2021, respectively)	6	109,182	106,265	16,458
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the VIE without recourse to the Company of RMB66,772 and RMB64,150 (US$9,936) as of December 31, 2020 and June 30, 2021, respectively)	7	109,136	90,573	14,027
Convertible notes		225,229	—	—

Total current liabilities		460,139	360,497	55,833

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of
	Notes	December 31, 2020	June 30, 2021
		RMB	RMB	US$
Non-current liabilities:
Other non-current liabilities (including other non-current liabilities of the VIE without recourse to the Company of nil and RMB693 (US$107) as of December 31, 2020 and June 30, 2021, respectively)		—	2,554	396
Deferred revenue	6	6,049	5,233	810

Total non-current liabilities		6,049	7,787	1,206

Total liabilities		466,188	368,284	57,039

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of
	Notes	December 31, 2020	June 30, 2021
		RMB	RMB	US$
Commitments and contingencies	9
Shareholders’ equity
Class A common shares (par value of US$0.0001 per share as of December 31, 2020 and June 30, 2021; 4,920,000,000 shares authorized as of December 31, 2020 and June 30, 2021, 61,392,170 shares and 61,882,851 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)		37	38	6
Class B common shares (par value of US$0.0001 per share as of December 31, 2020 and June 30, 2021; 30,000,000 shares authorized as of December 31, 2020 and June 30, 2021, 17,000,189 shares and 17,000,189 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)		11	11	2
Additional paid-in capital		988,812	1,010,731	156,542
Accumulated deficit		(678,434)	(747,868)	(115,830)
Accumulated other comprehensive income		10,813	11,467	1,776

Total shareholders’ equity		321,239	274,379	42,496

Total liabilities and shareholders’ equity		787,427	642,663	99,535

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements
.

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		Six months ended June 30,
	Notes	2020	2021
		RMB	RMB	US$
Revenues	11	257,018	165,609	25,650
Cost of revenues		(162,014)	(40,088)	(6,209)

Gross profit		95,004	125,521	19,441

Operating expenses
Research and development expenses		(88,371)	(106,219)	(16,451)
Sales and marketing expenses		(51,998)	(53,904)	(8,349)
General and administrative expenses		(51,520)	(46,692)	(7,232)

Total operating expenses		(191,889)	(206,815)	(32,032)

Loss from operations		(96,885)	(81,294)	(12,591)

Foreign exchange gain/(loss)		9	(1,504)	(233)
Interest income		2,994	3,330	516
Interest expense		(5,930)	(4,978)	(771)
Other income, net		7,446	13,098	2,029
Change in fair value of structured notes		920	20	3
Change in fair value of foreign currency swap contract	13	—	1,905	295

Loss before income taxes		(91,446)	(69,423)	(10,752)

Income tax expense	8	—	(11)	(2)

Net loss		(91,446)	(69,434)	(10,754)

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		Six months ended June 30,
	Notes	2020	2021
		RMB	RMB	US$
Net loss attributable to Aurora Mobile Limited’s shareholders		(91,446)	(69,434)	(10,754)

Net loss attributable to common shareholders		(91,446)	(69,434)	(10,754)

Net loss per share for class A and class B common shares:	10
Class A common shares - basic and diluted		(1.18)	(0.88)	(0.14)
Class B common shares - basic and diluted		(1.18)	(0.88)	(0.14)
Shares used in net loss per share computation:
Class A common shares - basic and diluted		60,190,846	61,668,577	61,668,577
Class B common shares - basic and diluted		17,000,189	17,000,189	17,000,189
Other comprehensive (loss)/income
Foreign currency translation adjustments		(733)	654	101

Total other comprehensive (loss)/income, net of tax		(733)	654	101

Total comprehensive loss		(92,179)	(68,780)	(10,653)

Comprehensive loss attributable to Aurora Mobile Limited		(92,179)	(68,780)	(10,653)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements
.

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Common shares		Treasury shares	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	77,106,226	48	(1,999)	956,735	6,363	(453,359)	507,788
Net loss	—	—	—	—	—	(91,446)	(91,446)
Translation adjustments	—	—	—	—	(733)	—	(733)
Exercise and vesting of share-based awards	294,383	—	1,999	(1,611)	—	—	388
Share-based compensation	—	—	—	16,111	—	—	16,111

Balance as of June 30, 2020	77,400,609	48	—	971,235	5,630	(544,805)	432,108

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Common shares		Treasury shares	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	78,392,359	48	—	988,812	10,813	(678,434)	321,239
Net loss	—	—	—	—	—	(69,434)	(69,434)
Translation adjustments	—	—	—	—	654	—	654
Exercise and vesting of share-based awards	490,681	1	—	2,883	—	—	2,884
Share-based compensation	—	—	—	19,036	—	—	19,036

Balance as of June 30, 2021	78,883,040	49	—	1,010,731	11,467	(747,868)	274,379

Balance as of June 30, 2021 in US$		8	—	156,542	1,776	(115,830)	42,496

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	Six months ended June 30,
	2020	2021
	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(91,446)	(69,434)	(10,754)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	18,648	13,406	2,076
Amortization of intangible assets	2,157	2,190	339
Allowance for doubtful accounts	8,243	221	34
Interest expenses, net	3,870	2,706	419
Gain on disposal of property and equipment	(12)	(814)	(126)
Change in fair value of structured notes	(920)	(20)	(3)
Change in fair value of foreign currency swap contract	—	(1,905)	(295)
Share-based compensation expenses	16,111	19,036	2,948

Changes in operating assets and liabilities:
Accounts and notes receivable	61,516	6,524	1,010
Prepayments and other current assets	11,960	4,885	757
Amounts due from related parties	16	—	—
Other non-current assets	(124)	(291)	(45)
Accounts payable	(4,036)	(2,934)	(454)
Deferred revenue and customer deposits	20,137	(3,734)	(578)
Accrued liabilities and other current liabilities	(6,305)	(17,840)	(2,763)
Amounts due to related parties	(28)	—	—
Other non-current liabilities	—	1,138	176

Net cash provided by/ (used in) operating activities	39,787	(46,866)	(7,259)

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	Six months ended June 30,
	2020	2021
	RMB	RMB	US$
Cash flows from investing activities:
Purchase of short-term investments	(360,250)	—	—
Proceeds from short-term investments	251,450	51,229	7,934
Purchase of long-term investments	(36,567)	—	—
Investment in loans	(5,000)	—	—
Investment in a convertible loan	—	(4,223)	(654)
Purchase of property and equipment	(16,332)	(16,212)	(2,511)
Proceeds from disposal of property and equipment	18	2,599	403
Purchase of intangible assets	(1,201)	(1,265)	(196)

Net cash (used in)/ provided by investing activities	(167,882)	32,128	4,976

Cash flows from financing activities:
Proceeds from issuance of common shares	—	1	—
Redemption of convertible notes	—	(228,508)	(35,391)
Proceeds from short-term bank loan	—	150,000	23,232
Proceeds from exercise of share options	457	2,884	446

Net cash used in financing activities	457	(75,623)	(11,713)

Effect of exchange rate on cash and cash equivalents and restricted cash	1,742	1,341	209

Net decrease in cash and cash equivalents and restricted cash	(125,896)	(89,020)	(13,787)

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	Six months ended June 30,
	2020	2021
	RMB	RMB	US$
Net decrease in cash and cash equivalents and restricted cash	(125,896)	(89,020)	(13,787)

Cash, cash equivalents and restricted cash at the beginning of the period	431,574	356,230	55,173

Including:
Cash and cash equivalents at the beginning of the period	431,459	356,115	55,155
Restricted cash at the beginning of the period	115	115	18
Cash, cash equivalents and restricted cash at the end of the period	305,678	267,210	41,386

Including:
Cash and cash equivalents at the end of the period	305,563	102,854	15,930
Restricted cash at the end of the period	115	164,356	25,456
Supplemental disclosures of cash flow information:
Interest paid	—	1,196	185
Income tax paid	—	34	5
Non-cash investing and financing activities:
Acquisition of long-term investments	8,000	—	—
Purchase of intangible assets	2,446	—	—
Purchase of property and equipment	—	2,297	356

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)
1 Organization and principal activities
Aurora Mobile Limited (the “Company” and where appropriate, the term “Company” also refers to its subsidiaries and variable interest entity) is a limited company incorporated in the Cayman Islands under the laws of the Cayman Islands on April 9, 2014. The Company, through its subsidiaries and variable interest entity (“VIE”), are principally engaged in providing targeted marketing and SAAS Businesses, which include developer services, financial risk management, market intelligence and location-based intelligence services, in the People’s Republic of China (the “PRC”).
As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company operates its business, primarily through the VIE. The Company, through JPush Information Consulting (Shenzhen) Co., Ltd. (“Shenzhen JPush” or “WFOE”) entered into powers of attorney and an exclusive option agreement with the nominee shareholders of the VIE, Shenzhen Hexun Huagu Information Technology Co., Ltd., that gave WFOE the power to direct the activities that most significantly affect the economic performance of the VIE and to acquire the equity interests in the VIE when permitted by the PRC laws, respectively. In addition, pursuant to the supplementary agreements signed in March 2018, the rights under the aforementioned power of attorney and the exclusive call option agreements were assigned to the board of directors of the Company (the “Board”) or any officer authorized by the Board, which entitled the Company to receive economic benefits from the VIE that potentially could be significant to the VIE.
Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of VIE agreements and a parent-subsidiary relationship exists between the Company and the VIE. Through the VIE agreements and the supplementary agreements, the shareholders of the VIE effectively assigned all of their voting rights underlying their equity in the VIE to the Company. In addition, through the exclusive business operation agreement, the Company, through its WFOE in the PRC, have the right to receive economic benefits from the VIE that potentially could be significant to the VIE. Lastly, through the financial support agreement and the shareholder voting proxy agreement, the Company has the obligation to absorb losses of the VIE that could potentially be significant to the VIE. Therefore, the Company is considered the primary beneficiary of the VIE and consolidates the VIE as required by SEC Regulation
S-X
Rule
3A-02
and Accounting Standards Codification (“ASC”) 810.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1 Organization and principal activities (continued)

The following is a summary of the VIE agreements:
Exclusive Option Agreements
Pursuant to the exclusive option agreements entered into between VIE’s nominee shareholders and the WFOE, the nominee shareholders irrevocably granted the WFOE an option to request the nominee shareholders to transfer or sell any part or all of its equity interests in the VIE, or any or all of the assets of the VIE, to the WFOE, or their designees. The purchase price of the equity interests in the VIE is equal to the minimum price required by PRC law. Without the WFOE’s prior written consent, the VIE and its nominee shareholders cannot amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests and provide any loans or guarantees. The nominee shareholders cannot request any dividends or other form of assets. If dividends or other form of assets were distributed, the nominee shareholders are required to transfer all received distribution to the WFOE or their designees. These agreements are not terminated until all of the equity interest of the VIE is transferred to the WFOE or the person(s) designated by the WFOE. None of the nominee shareholders have the right to terminate or revoke the agreements under any circumstance unless otherwise regulated by law.
Equity Interest Pledge Agreements
Pursuant to the equity interest pledge agreements, each nominee shareholder of the VIE has pledged all of their respective equity interests in the VIE to WFOE as continuing first priority security interest to guarantee the performance of their and the VIE’s obligations under the powers of attorney agreement, the exclusive option agreement and the exclusive business cooperation agreement. WFOE is entitled to all dividends during the effective period of the share pledge except as it agrees otherwise in writing. If VIE or any of the nominee shareholder breaches its contractual obligations, WFOE will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of VIE in accordance with PRC law. None of the nominee shareholders shall, without the prior written consent of WFOE, assign or transfer to any third party, distribute dividends and create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIE. This agreement is not terminated until all of the technical support and consulting and service fees have been fully paid under the exclusive business cooperation agreement and all of VIE’s obligations have been terminated under the other controlling agreements. On December 16, 2014, the Company registered the equity pledge with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.
Exclusive Business Cooperation Agreement
Pursuant to the exclusive business cooperation agreement entered into by WFOE and VIE, WFOE provides exclusive technical support and consulting services in return for an annual service fee based on a certain percentage of the VIE’s audited total operating income, which is adjustable at the sole discretion of WFOE. Without WFOE’s consent, the VIE cannot procure services from any third party or enter into similar service arrangements with any other third party, except for those from WFOE. In addition, the profitable consolidated VIE has granted WFOE an exclusive right to purchase any or all of the business or assets of each of the profitable consolidated VIE at the lowest price permitted under PRC law. This agreement is irrevocable or can only be unilaterally revoked/amended by WFOE.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1 Organization and principal activities (continued)

Powers of Attorney
Pursuant to the powers of attorney signed between VIE’s nominee shareholders and WFOE, each nominee shareholder irrevocably appointed WFOE as its attorney-in-fact to
exercise on each shareholder’s behalf any and all rights that each shareholder has in respect of its equity interest in VIE (including but not limited to executing the exclusive right to purchase agreements, the voting rights and the right to appoint directors and executive officers of VIE). This agreement is effective and irrevocable as long as the nominee shareholder remains a shareholder of VIE.
In March 2018, the following supplementary agreements were entered into:
Financial Support Agreement
Pursuant to the financial support undertaking letter dated March 28, 2018, the Company is obligated to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC laws and regulations. The Company will not request repayment of the loans or borrowings if the VIE or its shareholders do not have sufficient funds or are unable to repay.
Shareholder Voting Proxy Agreement
The Nominee Shareholders also
re-signed
the powers of attorney agreement whereby they granted an irrevocable proxy of the voting rights underlying their respective equity interests in VIE from the WFOE to the Company, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominee Shareholders by the company law and the Company’s Article of Association.
Accordingly, as a result of the power to direct the activities of the VIE pursuant to the powers of attorney agreement and the obligation to absorb the expected losses of VIE through the unlimited financial support, the WFOE ceased to be the primary beneficiary and the Company became the primary beneficiary of the VIE on March 28, 2018.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1 Organization and principal activities (continued)

In the opinion of the Company’s legal counsel, (i) the ownership structure of the PRC subsidiary and the VIE are in compliance with the existing PRC laws and regulations; (ii) each of the VIE agreements is valid, binding and enforceable in accordance with its terms and applicable PRC laws or regulations and will not violate applicable PRC laws or regulations in effect; and (iii) are valid in accordance with the articles of association of the Company.
However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of existing and/or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the nominee shareholders of the VIE may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIE.
In addition, if the current structure or any of the contractual arrangements is found to be in violation of any existing or future PRC laws or regulations, the Company could be subject to penalties, which could include, but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1 Organization and principal activities (continued)

The following table set forth the assets and liabilities of the VIE included in the Company’s consolidated balance sheets:

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	115,713	63,013	9,759
Restricted cash	115	158,356	24,526
Short-term investments	50,000	30,000	4,646
Accounts and notes receivable, net	44,539	37,521	5,811
Prepayments and other current assets	27,915	41,468	6,423
Amounts due from the Company and its subsidiaries	58,291	59,922	9,281

Total current assets	296,573	390,280	60,446

Non-current assets:
Property and equipment, net	45,928	52,641	8,153
Intangible assets, net	9,491	7,543	1,168
Long-term investments	113,408	113,408	17,565
Other non-current assets	4,719	1,684	261

Total non-current assets	173,546	175,276	27,147

Total assets	470,119	565,556	87,593

LIABILITIES:
Current liabilities:
Accounts payable	16,564	13,268	2,055
Deferred revenue and customer deposits	104,681	102,198	15,828
Accrued liabilities and other current liabilities	66,772	64,150	9,936
Amounts due to the Company and its subsidiaries	224,124	282,613	43,771

Total current liabilities	412,141	462,229	71,590

Non-current liabilities:
Amounts due to the Company and its subsidiaries	297,000	377,000	58,390
Deferred revenue	561	856	133
Other non-current liabilities	—	693	107

Total non-current liabilities	297,561	378,549	58,630

Total liabilities	709,702	840,778	130,220

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1 Organization and principal activities (continued)

The table sets forth the results of operations and cash flows of the VIE included in the Company’s consolidated statements of comprehensive loss and cash flows.

	For the six months ended June 30,
	2020	2021
	RMB	RMB	US$
Revenues	253,197	162,605	25,184
Cost of revenues	(152,732)	(34,489)	(5,342)
Net loss	(69,950)	(41,793)	(6,473)
Net cash provided by operating activities	83,618	19,773	3,062
Net cash (used in) / provided by investing activities	(133,308)	5,768	893
Net cash (used in) / provided by financing activities	(13,084)	80,000	12,390
There were no pledges or collateralization of the VIE’s assets as of December 31, 2020. As of June 30, 2021, RMB157,900 (US$24,456) of the restricted cash balance represents deposits held as collateral for the Company’s short-term loan with Shanghai Pudong Development Bank.
The amount of net liabilities of the VIE was RMB239,583 and RMB275,222 (US$42,627) as of December 31, 2020 and June 30, 2021, respectively. Creditors of the VIE have no recourse to the general credit of the primary beneficiary of the VIE, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The VIE holds certain assets, including data servers and related equipment for use in their operations. The VIE does not own any facilities except for the rental of certain office premises and data centers from third parties under operating lease arrangements. The VIE also holds certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all internally developed and expensed as incurred as they did not meet the capitalization criteria. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIE during the periods presented.
2 Summary of Significant Accounting Policies
Basis of presentation
The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2020. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2 Summary of Significant Accounting Policies (continued)

Basis of presentation (continued)

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2021 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2021. The consolidated balance sheet as of December 31, 2020 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2020.
Principles of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries, and the VIE. All significant intercompany transactions and balances have been eliminated upon consolidation.
Use of estimates
T
he preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments that management make about the carrying values of assets and liabilities, which are not readily apparent from other sources. Management base their estimates and judgments on historical information and on various other assumptions that they believe are reasonable under the circumstances. U.S. GAAP requires management to make estimates and judgments in several areas, including, but not limited to, those related to allowance for doubtful accounts, volume rebates relates to targeted marketing service, useful lives of property and equipment and intangible assets, valuation of intangible asset acquisition, impairment of long-lived assets, fair value measurements and impairment for equity investments without readily determinable fair value, impairment of loans receivables, including due from related parties, valuation allowance for deferred tax assets, uncertain tax position, fair value change of derivative assets and share-based compensation. These estimates are based on management’s knowledge about current events and expectations about actions that the Company may undertake in the future. Actual results could differ from those estimates.
Convenience translation
Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.4566 per US$1.00 on June 30, 2021, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2 Summary of Significant Accounting Policies (continued)

Restricted cash
Restricted cash balance mainly represents (a) cash granted by the government for certain approved technology research and development projects, which are not available for use until the Company obtains pre-approval
from the government; and (b) deposits held in designated bank accounts as collateral for the Company’s short-term bank loan and foreign exchange swap contract, which are not available for the Company’s general use for operations.
Derivative assets
Derivative assets include (a) embedded derivatives separated from the host contract of bank structured deposits with interest rates indexed to the gold price index, which are measured at fair value in the condensed consolidated balance sheets; and (b) balances from the Company’s foreign currency swap contract with Shanghai Pudong Development Bank to reduce volatility in the Company’s economic value caused by foreign currency fluctuations. The foreign currency swap contract is not designated as hedges. Both embedded derivatives and the foreign currency swap contract are marked to market at each reporting date, with changes in fair value recognized in the condensed consolidated statements of comprehensive loss.
Revenue recognition
Targeted Marketing
The Company generates targeted marketing revenue by providing targeted marketing solution in the form of integrated marketing campaign to advertiser through the
 XiaoGuoTong
 marketing platform and built upon its multi-dimensional device-level mobile behavioral data or other third-party marketing platforms such as Guangdiantong of Tencent, which is identified as one performance obligation. The ads are displayed on a wide spectrum of reputable publishers, through bidding for ad slots using rates directly negotiated with the various publishers. Moreover, volume rebates to customers under targeted marketing revenue applied on a prospective basis when they recharge their target marketing accounts above a specific threshold are material rights. Such rebates are accounted for as changes in total transaction price and allocated directly to the separate performance obligations.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2 Summary of Significant Accounting Policies (continued)

Targeted Marketing (continued)

The Company enters into contractual arrangements with advertisers that stipulate the types of advertising to be delivered and the pricing. Advertising customers pay for the targeted marketing solutions primarily based on a cost-per-click (“CPC”)
or cost-per-action (“CPA”)
basis. Majority of the contract duration is less than one year. For certain arrangements, customers are required to pay the Company before the services are delivered. For other arrangements, the Company provided customers with a credit term less than one year. The Company acts as the principal in the targeted marketing arrangements under which the Company has control over the fulfillment of the service and has discretion in establishing price. Accordingly, the Company recognizes revenue on a gross basis and at a point in time once agreed actions are performed. Revenues are presented net of value-added tax collected on behalf of the government.
Starting from January 1, 2021, the Company has fully exited the Target Marketing business and financial results since then only reflect SAAS Businesses.
SAAS Businesses
The Company generates SAAS Businesses revenue primarily from developer services and vertical applications. For developer services, there are three types of contracts, subscription-based contracts, project-based contracts and consumption-based contracts. The Company primarily enters into subscription-based contracts with its customers to provide push notification or instant messaging (collectively “notification services”), which the Company provides its customers with access to its notification services platform. This enables customers to send notifications and messages to users. The Company generally recognizes revenue ratably over time under the subscription-based contracts as stand-ready obligations because the customer simultaneously receives and consumes the benefits as the Company provides subscription services throughout a fixed contract term. The Company uses an output method of progress based on fixed contract term as it best depicts the transfer of control to the customer.
The Company primarily enters into consumption-based contracts with its customers to provide value-added services. For value-added services, the Company built an APP Alliance which connects advertisers and APP developers, who are the suppliers of avenue where the advertisements will be displayed. The Company enters into contractual arrangements with advertisers that stipulate the types of advertising to be delivered and priced. Advertising customers pay for the value-added service primarily based on cost-per-action (“CPA”)
basis or
cost-per-click
(“CPC”) basis. All of the contractual arrangements’ duration is less than one year. For certain arrangements, customers are required to pay the Company before the services are delivered. For other arrangements, the Company provides customers with a credit term less than six months. The Company acts as the principal in the value-added services in which the Company has control over the fulfillment of the service and has discretion in establishing price. Accordingly, the Company recognizes revenue on a gross basis and at a point in time once agreed actions are performed.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2 Summary of Significant Accounting Policies (continued)

SAAS Businesses (continued)

The Company primarily enters into project-based contracts with its customers to provide private cloud-based developer services, which are designed to provide customizable services to customers who want a more controlled software environment and more comprehensive technology and customer support. The Company provides its customers one combined performance obligation including customized APP push notification system or instant messaging system and related system training services as both performance obligations are incapable of being distinct because the customer cannot derive economic benefit from the related system training services on its own. Meanwhile, the Company also provides post contract assurance-type maintenance services, which usually have a duration of one year. Under ASC 606, the Company recognize revenue at the point in time when the system is implemented, and the training service is provided, which is represented by the customer acceptance received by the Company. Meanwhile, the estimated cost of assurance-type maintenance services is accrued as “Costs of revenues”, which is not material.
For vertical applications, the Company enters into agreements with its customers to provide data analytic solutions and there are three types of contracts, including subscription-based contracts, project-based contracts and consumption-based contracts. The Company primarily enters into subscription-based contracts with its customers to provide customizable service package for a fixed contract term, which allows the customers to subscribe a fixed number of apps to obtain unlimited volume of queries to the Company’s analytic results. The Company generally recognizes revenue ratably over time under the subscription-based contracts because the customer simultaneously receives and consumes the benefits as the Company provides subscription services throughout a fixed contract term.
The Company primarily enters into project-based contracts with its customers to provide in-depth
analytics services and generate customized reports based on the customers’ specific requirements. The Company recognizes revenue at the point in time when the customized reports are provided.
The Company primarily enters into consumption-based contracts with its customers to process the queries or provide features based on the customers’ requirements. When the Company receives a placed order, it recognizes revenue at a point in time when the queries are processed, or the features are utilized by the customers.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2 Summary of Significant Accounting Policies (continued)

SAAS Businesses (continued)

For certain arrangements, customers are required to pay the Company before the services are delivered. For other arrangements, the Company provides customers with a credit term under six months.
Other revenue recognition related policies
Timing of revenue recognition may differ from the timing of invoicing to customers. Some customers are required to pay before the services are delivered to the customer. When either party to a revenue contract has performed, the Company recognizes a contract asset or a contract liability on the consolidated balance sheet, depending on the relationship between the Company’s performance and the customer’s payment.
Contract assets represent amounts related to the Company’s rights to consideration received for private-cloud-based service and are included in “Prepayments and other assets” on the condensed consolidated balance sheets. Amount of contract assets was not material as of December 31, 2020 and June 30, 2021, respectively.
Contract liabilities are mainly related to fees for services to be provided over the service period, which are presented as “Deferred revenue” on the condensed consolidated balance sheets. Revenue recognized for the six months ended June 30, 2021 that was included in contract liabilities as of January 1, 2021 was RMB44,405 (US$6,877). Revenue recognized for the six months ended June 30, 2020 that was included in contract liabilities as of January 1, 2020 was RMB25,368. A summary of contract liabilities is as follows:

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
Contract liabilities	71,141	70,166	10,867
Customer deposits relate to customer’s unused balances that are refundable. Once this balance is utilized by the customer, the corresponding amount would be recognized as revenue.
A
s of June 30, 2021, the Company’s unsatisfied (or partially unsatisfied) performance obligations in contracts with its customers was RMB31,425 (US$4,867). The Company expects to recognize the majority of its remaining performance obligations as revenue within the next year.
Costs of revenues
Cost of revenues consists primarily of the cost of purchasing ad inventory associated with targeted marketing services, bandwidth cost, staff costs and depreciation of servers used for revenue generating services. Starting from January 1, 2021, the Company had fully exited the targeted marketing business and the cost of revenues since then is only incurred from SAAS Businesses.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2 Summary of Significant Accounting Policies (continued)

Fair value measurements
The carrying amounts of financial assets and liabilities, such as cash equivalents, restricted cash, accounts receivable, other receivables within prepayments and other current assets, balances with related parties, accounts payable, and other payables with accrued liabilities and other current liabilities, approximate their fair values because of the short maturity of these instruments. The carrying amounts of convertible notes were recognized based on residual proceeds after allocation to the derivative liabilities at fair market value. The estimated fair values of the convertible notes are based on a valuation methodology using market approach since it bears interest rates which approximate market interest rates of issuers of similar credit risk profile.
Concentration of risks
Concentration of credit risk
F
inancial assets that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, derivative assets, other receivables within prepayments and other current assets, short-term investments and accounts receivable.
The Company places its cash and cash equivalents with reputable financial institutions which have high-credit ratings. As of December 31, 2020, and June 30, 2021, the aggregate amount of cash and cash equivalents, restricted cash, derivative assets and short-term investments of RMB322,183 and RMB277,979 (US$43,053), respectively, were held at major financial institutions located in the PRC, and US$17,494 and US$3,274 (RMB21,136), respectively, were deposited with major financial institutions located outside the PRC. There has been no recent history of default related to these financial institutions. The Company continues to monitor the financial strength of the financial institutions. The Company manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.
Concentration of suppliers
Approximately 76.1% and 49.2% of advertising costs were paid to three suppliers for the six months ended June 30, 2020 and 2021, respectively.
Foreign currency exchange rate risk
The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. On June 19, 2010, the PBOC announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. The depreciation of the US$ against RMB was approximately 1.05% for the six months ended June 30, 2021. Most of the Company’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, short-term investments, and accounts payable are denominated in US$. Any significant revaluation of RMB may materially and adversely affect the Company’s consolidated revenues, earnings and financial position in US$.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2 Summary of Significant Accounting Policies (continued)

Impact of
COVID-19
During the six months ended June 30, 2020 and 2021,
COVID-19
has had limited impact on the Company’s operations, including revenues declined compared to the prior period partly due to weakness in demand as its customers in certain industries are negatively impacted by
COVID-19.
There are still uncertainties of
COVID-19’s
future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; the uneven impact to certain industries; and the macroeconomic impact of government measures to contain the spread of
COVID-19
and related government stimulus measures. As a result, certain of the Company’s estimates and assumptions, including the allowance for accounts and the valuation of certain equity investments subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s current estimates in future periods. The extent of the impact of the
COVID-19
on the Company’s operational and financial performance in the longer term will depend on future developments, including the duration of the outbreak and related travel advisories and restrictions and the impact of the
COVID-19
on overall demand for travel, all of which are highly uncertain and beyond the control of the Company and the impact cannot be reasonably estimated at this time.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

3 Accounts and notes receivable, net

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
Accounts and notes receivable	88,706	77,560	12,012
Less: allowance for doubtful accounts	(43,820)	(39,420)	(6,105)

Total accounts and notes receivable, net	44,886	38,140	5,907

The following table presents the movement in the allowance for doubtful accounts:

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
Balance at beginning of the period	28,516	43,820	6,787
Provisions	18,732	221	34
Write-offs	(3,428)	(4,621)	(716)

Balance at end of the period	43,820	39,420	6,105

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

4 Prepayments and other current assets
Prepayments and other current assets consist of the following:

			As of
			December 31, 2020	June 30, 2021
			RMB	RMB	US$
Prepaid service fee			12,028	8,389	1,299
Investment in a convertible loan			—	4,223	654
VAT and other surcharges			10,467	10,336	1,601
Office rental deposit			636	342	53
Receivables from sales of shares on behalf of employees			11,060	364	56
Refund from prepaid media cost			6,838	1,095	170
Receivables on behalf of third party advertising companies	(i	)	—	16,966	2,628
Loans granted to equity investees	(ii	)	500	3,500	542
Others			7,484	6,252	968

Total prepayments and other current assets			49,013	51,467	7,971

(i)
Starting from January 1, 2021, the Company has fully exited the Targeted Marketing business and this balance represents the receivables the Company acts as agent and collects on behalf of third party advertising companies for targeted marketing related services.

(ii)
As of December 31, 2020, under prepayments and other current assets includes the impairment charges of RMB4,500 that the Company recognized on loans granted to equity investees. No impairment charges were recognized on loans granted to equity investees for the six months ended June 30, 2021. The Company evaluates the impairment of the equity investments without readily determinable fair value along with loans the Company granted to those investees.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

5 Long-term investments
Equity investments without readily determinable fair value
As of June 30, 2021, the carrying amount of the Company’s equity investments was RMB167,979 (US$26,017), net of RMB38,662 (US$5,988) in accumulated impairment. As of December 31, 2020, the carrying amount of the Company’s equity investments was RMB168,526, net of RMB38,739 in accumulated impairment. No impairment charges were recognized on equity investments without readily determinable fair value for the six months ended June 30, 2020 and 2021. The Company does not have any downward adjustments for the six months ended June 30, 2020 and 2021.
Total unrealized and realized gains and losses of equity investments without readily determinable fair values for the six months ended June 30, 2020 and 2021 were nil and nil, respectively.
6 Deferred revenue and customer deposits
Deferred revenue and customer deposits consist of the following:

	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
Deferred revenue	71,141	70,166	10,867
Customer deposits	38,041	36,099	5,591

Total deferred revenue and customer deposits - current	109,182	106,265	16,458

Deferred revenue - non-current	6,049	5,233	810

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

7 Accrued liabilities and other current liabilities
Accrued liabilities and other current liabilities consist of the following:

			As of
			December 31,2020	June 30, 2021
			RMB	RMB	US$
Accrued payroll and welfare payables			59,511	52,232	8,090
Other taxes and surcharge			19,360	11,891	1,842
Service fees			5,481	5,960	923
Acquisition of property and equipment			3,858	1,757	272
Government grant			4,564	4,526	701
Rental and property management fee			3,278	4,045	626
Payables for sales of employees’ shares			10,308	228	35
Payables to third party advertising companies	(i	)	—	5,414	839
Others			2,776	4,520	699

Total accrued liabilities and other current liabilities			109,136	90,573	14,027

(i)
Starting from January 1, 2021, the Company has fully exited the Targeted Marketing business and this balance represents the payments to third party advertising companies for targeted marketing related services as the Company acts as agent.

8
Income taxes
The Company has holding companies in Cayman Island, British Virgin Islands, Hong Kong and its main operations is in the PRC. The Company’s entities are subject to local statutory income tax rate in these jurisdictions. Specifically, the Company’s PRC entities are subject to a statutory income tax rate of 25%, in accordance with the Enterprise Income Tax Law (the “EIT Law”). The Company’s Hong Kong entity is subject to a statutory income tax rate of 16.5%, in accordance with the Hong Kong tax laws.

The Company recorded an income tax expense of nil and RMB11 (US$2), representing an effective tax rate of 0.00% and (0.03%) respectively for the six months ended June 30, 2020 and June 30, 2021. The slight fluctuation came from the Company’s Hong Kong entity, while the other entities in the Company were in a current loss position for each of the periods presented and they recorded a full valuation allowance against all deferred tax assets due to historical losses and no future profits forecasted for the foreseeable future as of each of the periods presented.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

9 Commitments and contingencies
Operating lease commitments
The Company leases office premises in the PRC under
non-cancellable
operating leases ranging from six months to five years. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.
Total operating lease expenses were RMB7,640 and RMB6,509 (US$1,008) for the six months ended June 30, 2020 and 2021, respectively.
As of June 30, 2021, future minimum payments under
non-cancellable
operating leases were as follows:

	RMB	US$
For the six months ended December 31, 2021	4,477	693
For the years ended December 31,
2022	9,333	1,445
2023	6,577	1,019
2024	5,381	833

Total	25,768	3,990

The Company’s operating lease commitments have no renewal options, rent escalation clauses and restrictions or contingent rents. There are no lease payments in 2025 and after.
Capital commitments
As of June 30, 2021, future minimum payment under
non-cancellable
purchase commitment is nil.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

10 Loss per share
Basic and diluted loss per share is calculated as follows:

	For the six months ended June 30,
	2020		2021
	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to Class A and Class B common shareholders	(71,306)	(20,140)	(54,429)	(8,430)	(15,005)	(2,324)
Net loss attributable to common shareholders	(71,306)	(20,140)	(54,429)	(8,430)	(15,005)	(2,324)

Denominator:
Weighted average number of shares used in calculating basic and diluted loss per share	60,190,846	17,000,189	61,668,577	61,668,577	17,000,189	17,000,189

Basic and diluted loss per share	(1.18)	(1.18)	(0.88)	(0.14)	(0.88)	(0.14)

For the six months ended June 30, 2020 and 2021, the
two-class
method is applicable because the Company has Class A and Class B ordinary shares outstanding, and both classes have contractual rights with regards to dividends and distributions upon liquidation of the Company. As the Company is in a net loss position, the effect of share options, restricted share units and convertible notes were excluded from the computation of diluted loss per share for the six months ended June 30, 2020 and 2021 as they would be anti-dilutive.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

11 Revenues
Revenues consist of the following:

	For the six months ended June 30,
	2020	2021
	RMB	RMB	US$
Targeted Marketing	141,282	—	—

SAAS Businesses
Developer Services	77,216	113,608	17,596
Vertical Applications	38,520	52,001	8,054

Total SAAS Businesses	115,736	165,609	25,650

Total revenues	257,018	165,609	25,650

For the six months ended June 30, 2020 and 2021, revenues recognized at the point in time are RMB196,006 and RMB98,405 (US$15,241), respectively. For the six months ended June 30, 2020 and 2021, revenues recognized over time are RMB61,012 and RMB67,204 (US$10,409), respectively.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

12 Short-term investments
The Company accounts for its short-term investments which were mainly deposits in commercial banks with maturities less than one year and structured deposits issued by commercial banks and other financial intuitions in accordance with ASC Topic 320, Investments—Debt Securities (“ASC 320”) and as the Company has the positive intent and ability to hold them to maturity, the short-term investments are classified as held-to-maturity
securities and stated at amortized cost less impairment.
Short-term investments classification as of December 31, 2020 and June 30, 2021 were shown as below:

	As of December 31, 2020
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrecognized gains	Gross unrecognized losses	Fair value
	RMB					RMB
Held-to-maturity debt investments	80,000	—	—	—	—	80,000

	As of June 30, 2021
	Cost or Amortized cost		Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrecognized gains	Gross unrecognized losses	Fair value
	RMB	US$					RMB	US$
Held-to-maturity debt investments	30,000	4,646	—	—	—	—	30,000	4,646

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

12 Short-term investments (continued)

As of December 31, 2020, the Company’s short-term investments comprise primarily of principal guaranteed structured deposits placed with financial institutions with maturities within twelve months and interest rates indexed to gold price. The indexation of interest rates to gold prices are considered embedded derivatives that are separated from the host contract of bank structured deposits and are recorded separately in “Derivative assets” and measured at fair value in the consolidated balance sheets. The fair value of the derivatives assets is disclosed in Note 13 - Fair value measurements.
As of June 30, 2021, the Company’s short-term investments only comprises of time deposits with original maturities over three months.
13 Fair value measurements
ASC
820-10,
Fair Value Measurements and Disclosures: Overall
, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets
Level 2 — Include other inputs that are directly or indirectly observable in the marketplace
Level 3 — Unobservable inputs which are supported by little or no market activity
ASC
820-10
describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
Assets and liabilities measured or disclosed at fair value
The Company measures derivative assets at fair value on a recurring basis. The derivative assets are classified within Level 2 as the fair value is measured by using inputs derived from or corroborated by observable market data.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

13 Fair value measurements (continued)

The Company’s
non-financial
long-lived assets, such as intangible assets and property and equipment, would be measured at fair value only if they were determined to be impaired. Company uses a combination of valuation methodologies, including market approach based on the Company’s best estimate to determine the fair value of these non-financial
assets. The Company measures
non-recurring
fair value measurements as of the observable transaction dates. The fair value (level 2) was evaluated for certain property and equipment based on quoted prices for similar assets in markets that are not active.
For equity investments accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured
to fair value (Note 5). The
non-recurring
fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. These non-recurring
fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as volatility of comparable companies and probability of exit events as it relates to liquidation, redemption preferences and qualified IPO.
The Company measures certain financial assets, including equity securities accounted for at fair value using measurement alternative at fair value on a non-recurring
basis only if an impairment loss or upward valuation were to be recognized.

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

13 Fair value measurements (continued)

As of December 31, 2020, and June 30, 2021, assets measured or disclosed at fair value are summarized below:

		Fair value measurement or disclosure at December 31, 2020 using
	Total Fair Value at December 31, 2020	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value adjustment
	RMB	RMB	RMB	RMB	RMB
Fair value measurements on a recurring basis
Derivative assets	100	—	100	—	—
Fair value measurement on a non-recurring basis
Equity investments accounted for at fair value using the alternative measurement	—	—	—	—	(38,739)
Property and equipment, net	4,505	—	4,505	—	(10,952)

Total assets measured at fair value	4,605	—	4,605	—	(49,691)

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

13 Fair value measurements (continued)

			Fair value measurement or disclosure at June 30, 2021 using
	Total Fair Value at June 30, 2021	Total Fair Value at June 30, 2021	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value adjustment
	RMB	US$	RMB	RMB	RMB	RMB
Fair value measurements on a recurring basis
Derivative assets	1,905	295	—	1,905	—	1,905

Total assets measured at fair value	1,905	295	—	1,905	—	1,905

AURORA MOBILE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

14 Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIE incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.
Under PRC law, the Company’s subsidiary and VIE located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after-tax
profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.
Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends.
Amounts of net assets restricted include
paid-in
capital and statutory reserve of the Company’s PRC subsidiary and the net assets of the VIE in which the Company has no legal ownership, totaling RMB616,559 and RMB580,919 (US$89,973) as of December 31, 2020 and June 30, 2021, respectively.
15 Subsequent Event
The Company has evaluated events and transactions for potential recognition and disclosure through November 10, 2021, the date the interim condensed consolidated financial statements were available to be issued.